SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341
(AMENDMENT NO.  ___)

Bellatrix Exploration Ltd
(Name of Issuer)

Common Shares
(Title of Class of Securities)

078314101
(CUSIP Number)

September 20, 2012
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

___________________________
1The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
David O. Braley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		8,444,500
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		8,444,500
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH:
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,444,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.85%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 078314101	13G	Page 3 of 5 Pages

Item 1 (a).   Name of Issuer:

        Bellatrix Exploration Ltd.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

       2300, 530 - 8th Avenue S.W.
       Calgary, Alberta, T2P 3S8
       Canada

Item 2 (a).     Name of Person Filing:

       David O. Braley

Item 2 (b).    Address of Principal Business Office or, if None, Residence:

       P.O. Box 5190, LCD #1
       35 Glen Road
       Hamilton, Ontario, LGL 8G1
      Canada

Item 2 (c).     Citizenship:

       Canadian

Item 2 (d).    Title of Class of Securities:

       Common Shares

Item 2 (e).     CUSIP Number:

       078314101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

       N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of Class:

See Item 11 on the cover page

CUSIP No. 078314101	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote

(ii)Shared power to vote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of

(iv)Shared power to dispose or to direct the disposition of

            See Items 5-8 on the cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 078314101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on March 6, 2013.

/s/ David O. Braley
David O. Braley